Filed by Monsanto Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company:  Monsanto Company
                                                   Commission File No. 001-02516




PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

[Detrol logo]

Annual Sales

o     Sales of $325+ million

o     #1 OAB product in the US and WW

o     Japan filing 2001

Detrol OD Reduces Incontinence Episodes

[Bar chart with percentages on the vertical axis ranging from 0% to -60% and "OD," "IR" and "Placebo" on the horizontal axis, providing the following information:

OD             between -50% and -60% (closer to -50%)     P = 0.0001

IR             between -40% and -50%                      P = 0.005

Placebo        between -20% and -30% (closer to -30%)     --]


Study also shows:

o     Reduced micturitions

o     Increased volume voided

o     Reduced # pads used



OAB TRXs - US (000)

o     Q4 '99 Detrol NRx growth exceeds market

o     Grow share

o     Grow the market

[Bar chart, providing the following information:

Jan 1998            358

Jan 1999            594
Dec 1999            856


The "Jan 1998" bar is labeled "Competitive Products." The "Jan 1999" and the "Dec 1999" bars are divided into colored segments labeled "Competitive Products" and "Detrol Market Share" with "46%" appearing in the colored segments corresponding to "Detrol Market Share."]

Significant Added Potential for Growth

o     New clinical efficacy data Q1 '00

o     Searle co-promotion March 1

o     Abbott-Alza co-promotion discontinued

o     Detrol Once-daily filing Feb '00

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

[Celebrex logo]

                              The Scorecard . . . Watch These!

                                 Celebrex     Vioxx     %
-----------------------------------------------------------------

1999 Total Sales ($B)            1.5          0.5
4Q Global Sales Run Rate ($B)    2.0          1.0
TRx - 4Q (MMs)                   5.6          3.0
NRx - 4Q (MMs)                   2.8          1.9
Refill Ratio (YE99)              2.1          1.6
Days of Therapy TRx (YE99)       32.0         29.2
-----------------------------------------------------------------
Value per NRx (YE99)             $170         $115      +48%
-----------------------------------------------------------------
Managed Care Lives               52.1         8.0
w/ ("Preferred" Status) (MMs)
Number of US Patients (MMs)      6.4          2.1


Celebrex Benchmark
- US Cumulative Sales

IMS Sales ($ Millions)

[Line graph with IMS Sales in millions of dollars ranging from 0 to 1,400 on the vertical axis and months ranging from 1 to 12 on the horizontal axis, providing the following information:

                    4 Months                 8 Months              12 Months

Celebrex 01/99      between 200 and 400      between 600 and 800   approximately 1,200

Vioxx 05/99         between 0 and 200        between 200 and 400   --

Voltaren 08/88      between 0 and 200        between 0 and 200     approximately 200
                    (closer to 0)

Relafen 02/92       between 0 and 200        between 0 and 200     between 0 and 200
                    (closer to 0)                                  (closer to 200)

Arthrotec 01/98     between 0 and 200        between 0 and 200     between 0 and 200
                    (closer to 0)                                  (closer to 200)


IMS Retail and Provider Perspective - All Channels
Note: Month 1 for Sales may be different than for Prescription/Promotion Voltaren includes Retail and Non-Federal Hospital Channels only

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

CELEBREX LEADERSHIP

o Leading global arthritis drug established through record launches
o Most successful product launch ever in pharmaceutical history
o Lead Merck in virtually every performance metric
o Turbo charge with PHARMACIA CORP. management.
o Immediate European launch and rest of world roll-out will leverage PHARMACIA CORP.'s combined muscle
o DTC and life cycle management strategies in place to augment leadership position
o Continued scientific leadership of COX-2 franchise increasingly apparent with 3rd entrant (parecoxib) and 4th entrant (valdecoxib) in sight

FAP REGRESSION/PREVENTION

[Bar chart with "Percentage Change from Baseline" on the vertical axis, "Number of Colorectal Polyps" on the top horizontal axis, and "Randomized" on the bottom horizontal axis, providing the following information:

               Percent Change from Baseline                                  N

Placebo        approximately -5, with a "t" extending to between -5 and -10  15

100 mg BID     between -10 and -15, with a "t" extending to between -15 and  32
               -20

400 mg BID     between -25 and -30 (closer to -30), with a "t" extending to  30 between -30 and -35

The "400 mg BID" bar cites a footnote that reads "p=0.004 versus placebo"]

CELEBREX, PARECOXIB, AND VALDECOXIB EXPAND OPPORTUNITY...

[Pie chart divided into three pieces. One piece is divided into two slices labeled "Injectable" and "Narcotics $3," one piece is divided into two slices labeled "Injectable" and "NSAIDS $7," and one piece is divided into two slices labeled "Injectable ketorolac" and "Analgesics $6." Next to and between the piece labeled "Injectable"/"Narcotics" and the piece labeled "Analgesics $6"/"Injectable ketorolac" are the words, listed in a column, "Duragesic," "Oxycontin," "Percocet," and "Vicodin." Next to the "Analgesic $6"/"Injectable ketorolac" piece are the words, listed in a column, "Tylenol," "Tramal (Ultram)," and "Toradol."]

Total 1999 Est. Sales = $16 Billion

Source: IMS YTD Nov '99 (Top 18 Countries); Mgmt. Est.

These materials contain certain forward-looking statements, including, among other things, statements regarding each company's or the combined company's anticipated financial or product performance, pipeline, plans for growth, expected cost savings from the merger and other statements relating to future events. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual and the combined company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1998 annual reports, on Forms 10-K and Exhibits 99 thereto, respectively, and the preliminary proxy statement relating to the merger filed by each Monsanto and Pharmacia & Upjohn on Schedule 14A on January 28, 2000.

The forward-looking information included in these materials filed pursuant to Rule 425 under the Securities Act of 1933 on February 3, 2000, is based on information prepared by the managements of Monsanto and Pharmacia & Upjohn, adjusted to give effect to the merger. The forward-looking information is not intended to comply with the presentation and disclosure guidelines for prospective financial information of the Securities and Exchange Commission or the American Institute of Certified Public Accountants.

The forward-looking information included in these materials filed pursuant to Rule 425 under the Securities Act of 1933 on February 3, 2000, has been prepared by, and is the responsibility of, the managements of Monsanto and Pharmacia & Upjohn. Deloitte & Touche LLP and PricewaterhouseCoopers LLP have not examined, compiled or performed any procedures with respect to the forward-looking information and, accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers LLP do not express an opinion or other form of assurance with respect thereto and disclaim any association with, the forward-looking information.

Monsanto and Pharmacia & Upjohn have filed a preliminary joint proxy statement and prospectus with the United States Securities and Exchange Commission (the "SEC"). In addition, Monsanto and Pharmacia & Upjohn will be filing a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.